Filed by Ruckus Wireless, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934

Subject Company: Ruckus Wireless, Inc.

(Commission File No. 001-35734)

Subject Line: Ruckus Wireless to be acquired by Brocade, a leading networking solutions provider

Dear <<FirstName>>,

I’m excited to inform you that this morning, Ruckus announced its intention to be acquired by Brocade, a leader in networking solutions. Today’s announcement is an important step forward in our goal to deliver best-in-class wired and wireless networking. Our combined companies will have the strategy, products, talent, and focus needed to deliver the solutions that customers and partners require to compete in the modern world of digital business.

We understand that, as you work to digitize your business, you need a network architecture that allows for greater business agility. This New IP architecture enables the network to become a platform for innovation for developing, delivering and securing applications.

Wireless is a critical access technology, and the combination of Brocade and Ruckus creates a new type of pure-play networking company, spanning from the data center to the wireless network edge. Ruckus’ wireless networking solutions will add a complementary and important product category to Brocade’s portfolio. Ruckus’ product strategy and roadmap will remain unchanged. At close of the acquisition, Ruckus will become the new wireless business unit of Brocade led by our former CEO, Selina Lo, who will report directly to Brocade’s CEO. We expect the acquisition to close in the third quarter of Brocade’s 2016 fiscal year, which ends on July 31, 2016.

The combination will allow Ruckus to leverage Brocade’s scale and expertise in sales, customer service and professional services. Brocade is not planning any near-term changes to the sales and support you have come to rely on. Ruckus solutions will continue to be sold and supported by Ruckus’s current sales teams, channel partners and customer support organization.

Sincerely,

[Sender name]

For more information:

•	Announcement

•	Brocade website

The exchange offer for the outstanding shares of Ruckus Wireless referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Ruckus Wireless or Brocade, nor is it a substitute for any offer materials that Brocade and Purchaser will file with the SEC. At the time the exchange offer is commenced, Brocade and Ruckus Wireless Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Brocade (“Purchaser”), will file a tender offer statement on Schedule TO, Brocade will file a registration statement on Form S-4, and Ruckus Wireless will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. RUCKUS WIRELESS’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS WIRELESS’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES.

The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Ruckus Wireless’s stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the Solicitation/Recommendation Statement may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at Investor-Relations@Brocade.com. Additional copies of the Solicitation/Recommendation Statement may be obtained for free by contacting Ruckus Wireless’s Investor Relations department at 408-469-4659 or at ir@ruckuswireless.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Brocade and Ruckus Wireless file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus Wireless at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus Wireless’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements about the acquisition of Ruckus Wireless, Inc. by Brocade Communications Systems, Inc., estimated benefits from the proposed acquisition, business strategies, market potential, future prospects, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition. These forward looking statements speak only as of the date of this communication, and each of Ruckus and Brocade expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Ruckus’ or Brocade’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Ruckus and Brocade, including the most recent Forms 10-K and 10-Q, for additional information about Ruckus and Brocade and about the risks and uncertainties related to the business of each of Ruckus and Brocade which may affect the statements made in this communication.